Genocea Biosciences, Inc.

100 Acorn Park Drive, 5th Floor

Cambridge, MA  02140

July 16, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:                    Jeffrey P. Riedler, Assistant Director

Scot Foley, Attorney-Adviser

Re:                             Genocea Biosciences, Inc.

Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-197247)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Genocea Biosciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-197247), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 3, 2014.

The Registration Statement was filed in connection with the proposed public offering by the Company of its common stock, which the Company has determined not to pursue at this time. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Genocea Biosciences, Inc. 100 Acorn Park Drive, 5th Floor, Cambridge, MA 02140, facsimile number (617) 876-8192, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Marc Rubenstein, Prudential Tower, 800 Boylston Street, Boston, MA 02199, facsimile number (617) 235-0706.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Marc Rubenstein at (617) 951-7826 or marc.rubenstein@ropesgray.com or Tom Danielski at (617) 235-4961 or thomas.danielski@ropesgray.com.

Sincerely,

Genocea Biosciences, Inc.

/s/ Jonathan Poole
Name:	Jonathan Poole
Title:	Chief Financial Officer